

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

John Weinhardt
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re:** **Unique Fabricating, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2015**
> **File No. 333-200072**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2014 letter.

Summary of the Offering, page 6

1. We note here and elsewhere reference to the number of shares outstanding as of January 4, 2015. Please revise throughout to update the number of shares currently outstanding as of the most recent practicable date.

Risk Factors, page 9

We will incur increased costs, page 18

2. We note your disclosure that as of January 4, 2015 you have not yet remediated, but have begun to address, the material weaknesses and significant deficiency identified by your independent registered accounting firm. Please revise to provide an update to the most recent date, to the extent practicable. Please also revise to provide a separate risk factor, with its own subheading, to discuss the risk related to the independent registered public accounting firm having identified the material weaknesses and deficiency.

Capitalization, page 22

3. Reference is made to footnote (4). We note that adjustments to redeemable stock include item (B) an accretion of $0.57 million for the increase in redemption value based upon an assumed IPO price of $9.00 using the straight-line method to the earliest known redemption date. Please revise to disclose your calculation of the incremental accretion amount.

Dilution, page 24

4. Please revise the narrative preceding table which shows the shares purchased and total consideration paid by new investors and existing shareholders to clarify that total consideration paid or to be paid represents gross proceeds received from the issuance of your common stock rather than net proceeds.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

5. Reference is made to footnote (9). Please revise to disclose the calculation of pro forma shares outstanding on a basic and diluted basis.

Properties, page 49

6. We note that your website at http://www.uniquefab.com/die-cutting-automotive-parts-sound-vibration-control.html lists a location in Germany but your disclosure on page 49 does not. Please reconcile your disclosure or advise.

Description of Common Stock, page 63

Fee Shifting, page 64

7. We note your disclosure that your Amended and Restated Certificate of Incorporation will provide a fee shifting provision. Please file your Amended and Restated Certificate of Incorporation with your next amendment or provide us with the anticipated text of this provision. We may have further comment.

Plan of Distribution; Underwriting, page 67

Underwriter Warrants, page 68

8. We note that you plan to issue underwriter warrants, but do not see them listed in the fee table. Please tell us whether you plan to also register the underwriter warrants.

Financial Statements, page F-1

Note 2 – Business Combination, page F-11

9. Reference is made to the supplemental pro forma information for your Chardan acquisition which occurred during fiscal 2014. Please revise to include comparative supplemental pro forma information for fiscal 2013. In accordance with ASC 805-10-50-1.h.3, if comparative financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the current year business combination had occurred as of the beginning of the comparable prior annual reporting period.

Note 8 – Equity, page F-17

10. Reference is made to the warrants issued to purchase 139,200 common shares in conjunction with the acquisition of PTI. In accordance with ASC 505-50-50, please provide the disclosures outlined in ASC 718-10-50-1 and 50-2 to the extent material to an investor's understanding , such as a description of the method used to estimate fair value of the warrants and a description of the significant assumptions used (e.g. term, volatility, risk-free rate, etc.).

Note 9 – Redeemable Common Stock, page F-18

11. We note from your disclosure on page F-18 the redemption value of the redeemable common stock issued to subordinated lender was $11,195,814 as of January 4, 2015 which was greater than initial proceeds, and the difference of $1,852,840 was fully accreted with an offset against retained earnings. Please explain to us why you believe it was appropriate to fully accrete the redemption value rather than accreting over the period to the earliest known redemption date.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Ira A. Rosenberg
       Sills Cummis & Gross, P.C.